

# Sime Darby Berhad

(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398



## LETTER FOR MAINTENANCE OF EXEMPTION

24th March 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2









Dear Sirs

**SIME DARBY BERHAD : FILE NO. 82-4968**

We submit herewith the following document in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the suspension of trading in shares of Sime Darby Berhad on Bursa Malaysia Securities Berhad from Thursday, 24th March 2005 to Wednesday, 30th March 2005 - released on 24th March 2005.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary



Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. 1-212-571 3050/ 3051/ 3052

*jt/sdb/suspension-request*



Form Version 2.0

# General Announcement

Submitted by S DARBY on 24/03/2005 10:20:45 AM
Reference No SD-050323-CA7B7

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (If applicable) | : | |
| * Company name | : | Sime Darby Berhad |
| * Stock name | : | SIME |
| * Stock code | : | 4197 |
| * Contact person | : | Nancy Yeoh Poh Yew |
| * Designation | : | Group Secretary |

* Type : ● Announcement ○ Reply to query

* Subject :
Request for suspension of trading

* Contents :-

The Board of Sime Darby Berhad ("Sime Darby") wishes to announce that Bursa Malaysia Securities Berhad has approved Sime Darby's request for suspension in the trading of shares of Sime Darby from Thursday, 24th March 2005 to 5.00 p.m. on Wednesday, 30th March 2005 to enable the public dissemination of an announcement relating to a material corporate exercise on Tuesday, 29th March 2005.

This announcement is dated 24th March 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



**Sime Darby Berhad**
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398



**LETTER FOR MAINTENANCE OF EXEMPTION**

24th March 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2



Dear Sirs

**SIME DARBY BERHAD : FILE NO. 82-4968**

We submit herewith a copy of the following document in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the voluntary liquidation of a subsidiary company - released on 24th March 2005.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD



NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. 1-212-571 3050/ 3051/ 3052


jt/ADR



Form Version 2.0

# General Announcement

Submitted by S DARBY on 24/03/2005 05:45:06 PM
Reference No SD-050311-6560D

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | Sime Darby Berhad |
| * Stock name | : | SIME |
| * Stock code | : | 4197 |
| * Contact person | : | Nancy Yeoh Poh Yew |
| * Designation | : | Group Secretary |

* Type : ● Announcement ○ Reply to query

* Subject :
Voluntary liquidation of a subsidiary company

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that Sime-OSC Vietnam Limited ("Sime-OSC"), a 70% owned subsidiary of Sime Darby, had on 23rd March 2005 received a notice of approval from the Department of Planning & Investment in Vietnam dated 22nd March 2005 for the company to be voluntarily liquidated.

Sime-OSC was involved in manufacturing of bituminous products before the cessation of its business operations in January 2005.

The liquidation of Sime-OSC is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30th June 2005. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said liquidation.

This announcement is dated 24th March 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: